SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James J. Clark, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby Canon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable.*	Not Applicable.*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                                      Filing Party: N/A
Form or Registration No.: N/A                                                      Date Filed: N/A

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the

[    ]           statement relates:
[    ]           third-party tender offer subject to Rule 14d-1.
[X]           issuer tender offer subject to Rule 13e-4.
[    ]           going-private transaction subject to Rule 13e-3.
[    ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]